UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 000-52326

HARD CREEK NICKEL CORP
(Translation of registrant's name into English)

1060-1090 West Georgia Street, Vancouver, BC Canada V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

This Form 6-K/A is being filed by Hard Creek Nickel Corporation (the "Company") to amend the Financial Statements to include a statement of compliance with IAS 34.

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Period Ended March 31, 2012 - Amended and Restated

99.2	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

99.4	News Release dated June 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hard Creek Nickel Corporation
(Registrant)

Date: June 1, 2012	By:	/s/ Mark Jarvis
Mark Jarvis
	Title:	President and CEO